Exhibit 99.1

MICHAEL FOODS REPORTS THIRD QUARTER 2003 FINANCIAL RESULTS

MINNETONKA, October 29 — Michael Foods, Inc. today reported financial results for the three month and nine month periods ended September 30, 2003. Net earnings for the three months ended September 30, 2003 were $9.8 million, compared to net earnings of $7.4 million in the 2002 period, an increase of 32%. Earnings before interest, taxes, depreciation and amortization (EBITDA, as defined in our credit agreement) for the three months ended September 30, 2003 were $41.7 million, compared to $39.1 million in 2002’s third quarter, an increase of 7%. Net sales for the three months ended September 30, 2003 were $346.1 million, compared to $294.0 million, an increase of 18%.

Net earnings for the nine months ended September 30, 2003 were $24.5 million, compared to net earnings of $20.0 million in the 2002 period, an increase of 23%. EBITDA, as defined in our credit agreement, for the nine months ended September 30, 2003 was $119.4 million, compared to $113.9 million in the 2002 period, an increase of 5%. Net sales for the nine months ended September 30, 2003 were $968.2 million, compared to $862.1 million, an increase of 12%. We use EBITDA as a measurement of our financial results because we believe it is indicative of the relative strength of our operating performance and because it is a key measurement contained in the financial covenants of our senior indebtedness.

Commenting on the results, Chairman, President and Chief Executive Officer Gregg A. Ostrander said, “We were pleased with the Egg Products Division results for the quarter. Divisional net sales rose 25%, reflecting strong unit sales growth, rising pricing, and the benefit of having a full quarter of Inovatech Egg Products results this year compared to only about one month in last year’s third quarter. It is noteworthy that egg products unit sales increased by 11% year-over-year, which is an excellent showing. Also, after over three years of lackluster egg markets, which resulted in weak pricing for many products, a rising egg market the past 5-6 months has recently begun to be reflected in better products pricing, particularly for industrial items. EBITDA for the quarter reflected the rapid rise in raw material costs (eggs and soy meal), which outpaced our ability to raise product prices.”

Ostrander added, “Refrigerated Distribution sales growth was also excellent, rising 16% in the quarter. We saw solid unit sales growth, which was supplemented with rising prices for cheese and butter items, reflecting market conditions. The related rise in product costs largely offset the benefits of higher sales, holding operating earnings and EBITDA about flat. As was seen in the first half, Potato Products results were hurt by the lower quality of the 2002 harvest, which reduced processing yields. While foodservice potato products operating earnings fell in the quarter, the retail side, reflecting solid results from our Simply Potatoes™ line, saw an increase, with mashed items pacing the gains. New crop potatoes are now being processed, which is improving our yields.”

Regarding Dairy Products, Ostrander added, “We completed the sale of our Dairy Products Division to Dean Foods Company on October 15, 2003. The after-tax proceeds were added to available cash and used to affect a $133 million reduction of bank debt soon after the closing. We wish the Kohler Mix Specialties employees the very best as they move forward with a firm that is a respected leader in the dairy industry.”

Ostrander concluded, “On October 13, 2003, we announced an agreement to be acquired by Thomas H. Lee Partners and key senior management investors. We are arranging the necessary financings to complete the transaction and we anticipate a late November closing. As we look at the balance of the year, we are encouraged by our business trends. As a result, we expect 2003 net sales to exceed $1.1 billion and EBITDA to come in at approximately $150 million, both of which exclude Dairy Products results.”

Unaudited segment data follows (in thousands):

	Egg Products	Refrigerated Distribution	Dairy Products	Potato Products	Corporate	Total

Three Months ended Sept. 30, 2003:
External net sales	$207,796	$67,750	$51,789	$18,730	N/A	$346,065
EBITDA*	30,098	4,365	5,358	3,854	(1,926)	41,749

Three Months ended Sept. 30, 2002:
External net sales	$165,944	$58,409	$51,425	$18,176	N/A	$293,954
EBITDA*	28,480	4,311	3,487	4,284	(1,457)	39,105

Nine Months ended Sept. 30, 2003:
External net sales	$575,570	$193,029	$144,667	$54,943	N/A	$968,209
EBITDA*	85,619	14,706	14,119	9,777	(4,861)	119,360

Nine Months ended Sept. 30, 2002:
External net sales	$483,018	$178,617	$147,727	$52,774	N/A	$862,136
EBITDA*	86,032	9,852	11,303	11,043	(4,358)	113,872

* as defined in our credit agreement; 2003 nine month Egg Products results include gains of approximately $2,658 related to partial settlements of litigation

We believe EBITDA is a widely accepted financial indicator used to analyze and compare companies on the basis of operating performance. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and is not indicative of operating profit or cash flow from operations as determined under generally accepted accounting principles. The following table reconciles our net earnings to EBITDA for the three months and nine months ended September 30, 2003 and 2002:

	Three Months ended September 30,		Nine Months ended September 30,
	2003	2002	2003	2002
Net earnings	$9,768	$7,366	$24,515	$20,041
Total interest expense, excluding amortization of debt issuance costs	10,548	11,712	32,450	35,398
Amortization of debt issuance costs	1,379	1,326	3,559	2,900
Income taxes	6,297	4,760	15,556	12,960
Depreciation and amortization	12,854	13,600	41,286	40,893

EBITDA (as commonly defined)	40,846	38,764	117,366	112,192

Equity sponsor management fee	317	273	951	819
Industrial revenue bonds related expenses	249	256	719	721
Other	337	(188)	324	140

EBITDA (as defined in our credit agreement)	$41,749	$39,105	$119,360	$113,872

Michael Foods, Inc. is a diversified food processor and distributor with particular interests in egg products, refrigerated grocery products, and refrigerated potato products. Principal subsidiaries include M. G. Waldbaum Company, Papetti’s Hygrade Egg Products, Inc., Crystal Farms Refrigerated Distribution Company and Northern Star Co.

Condensed consolidated statements of operations are as follows:

Michael Foods, Inc.

Condensed Consolidated Statements of Operations

(000’s, unaudited)

	Three Months ended September 30,		Nine Months ended September 30,
	2003	2002	2003	2002
Net sales	$346,065	$293,954	$968,209	$862,136

Cost of sales	286,900	239,777	800,753	702,639

Gross profit	59,165	54,177	167,456	159,497

Selling, general & administrative expenses	31,227	29,207	91,545	88,656

Operating profit	27,938	24,970	75,911	70,841

Interest expense, net	11,873	12,844	35,840	37,840

Earnings before income taxes	16,065	12,126	40,071	33,001

Income tax expense	6,297	4,760	15,556	12,960

Net earnings	$9,768	$7,366	$24,515	$20,041

Selected balance sheet information (000’s, unaudited):

	September 30, 2003	December 31, 2002
Cash and equivalents	$25,316	$20,572

Accrued interest	14,615	9,336

Total debt, including current maturities	442,125	511,389

Certain items in this release may be forward-looking statements, which are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, changes in domestic and international economic conditions. Risks and uncertainties also include how the Company’s cash management activities, and those of its customers and suppliers, along with the Company’s growth plans, affect working capital components. Also, the Company faces normal, and at times notable, variances in the supply of, and demand for, eggs, grain feed inputs, and cheese, which can result in pricing and profit margin volatility for certain egg products and cheese. Further, there is no certainty that the 2003 potato crop will meet the quality expectations currently held by management. As a result, the Company’s actual financial results could differ materially from the results estimated by, forecasted by, or implied by the Company in such forward-looking statements.

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